UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at November 24, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Paul Mann
Chief Financial Officer

Date: November 24, 2008

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC EXPLORATION UPDATE
NEW MASSIVE SULPHIDE TARGET DISCOVERED AT HUGE SOUTH

November 24, 2008, Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR, OTCBB: AXREF) reports on its new Huge South copper-zinc drill target. Huge South is located in south central British Colu mbia, approximately 150 kilometers northeast of the City of Smithers. The property is situated within the highly prospective Sitlika Copper-Zinc Belt, which has significant potential for the discovery of volcanogenic massive sulphide (VMS) deposits.

Encouraging results continue to be received from exploration at Huge South. The property is underlain by a thick pile of felsic volcanic rocks that extend over at least eight kilometers and are a classic host for VMS type mineralization. The target was identified by a geochemical sampling program (comprised of silt and stream bank soil samples) in 2007. Additional soil samples collected over a grid in 2008 returned highly anomalous results, extending almost five kilometers in length (see attached figure). Anomalous gold and zinc concentrations are associated with the copper anomaly. Recent geophysical results further highlight the target. An initial, 6-line kilometer long induced polarization (IP) geophysical survey shows a northwest trending chargeability high that is broadly coincident with the copper soil anomaly. A drilling program is being planned to test this high priority target in the 2009 field season.

Analytical results have also been received from the diamond drilling program at Amarc's 100%-owned Aspira property. Aspira is located near the southern end of the Sitlika Belt. The 2,300-meter drilling program was designed to test three distinct targets, defined by geochemical, IP and airborne geophysical anomalies, over 11 kilometers of the Belt (see maps at www.amarcresources.com). Drill results confirmed the permissive nature of the geological environment for VMS mineralization. Anomalous concentrations of zinc and copper were intersected; however, no economic mineralization was encountered.

The 2008 field program for the Sitlika Belt has been concluded. Approximately 20,000 soil and 500 silt and rock geochemical samples were collected; 80 line-kilometers of induced polarization and over 1,000 line-kilometers of helicopter-borne AeroTem II magnetic geophysical surveys and approximately 4,600 meters of diamond drilling were completed. The information received from this extensive program is now under compilation and review.

Amarc Resources Ltd. is a Vancouver-based exploration and development company, focused on making the next major new mineral deposit discovery in the province of British Columbia. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits. Hunter Dickinson expects to further its B.C. success through Amarc.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. The Company will be launching updates on its website shortly.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Copper (ppm) in Soil Samples
200 to 620.5 ppm Cu
100 to 200 ppm Cu
75 to 100 ppm Cu
0 to 75 ppm Cu
Claim Boundary
N
5 Kilometres
1 Kilometre
Sitlika Rocks

Amarc Resources Ltd.

Huge South Soils Grid with Highly Anomalous Copper